SEC FILE NUMBER

FORM 12B-25         U.S. SECURITIES AND EXCHANGE COMMISSION         CUSIP NUMBER
                            WASHINGTON, D.C. 20549

                          NOTIFICATION OF LATE FILING

                                  (Check One)

     |_| Form 10-K      |_| Form 11-K      |_| Form 20-F      |X| Form 10-Q

                      For Period Ended: JUNE 30, 1996


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant: MID-CENTRAL FINANCIAL CORPORATION


Former Name if Applicable

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Address of Principal Executive Office (Street and Number): 520 So. Jefferson St.


City, State and Zip Code: Wadena, Minnesota 56482



PART II - RULES 12B-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III on this form could not be eliminated without unreasonable effort or expense;

[ ]       (b)  The subject annual report / portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


PART III - NARRATIVE

          State below in reasonable detail the reasons why the Form 10-K, 20-F or 10-Q, or portion thereof, could not be filed within the prescribed time period.


               TECHNICAL DIFFICULTIES WITH THE FINANCIAL PRINTER



                                                 (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification


             Gary W. Sellman                218                   631-1444
                 (NAME)                  (AREA CODE)        (TELEPHONE NUMBER)


          (2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities Exchange Act of 1934) during the preceding 12 months (or for such shorter period X YES __ NO that the registrant was required to file such reports) been filed? If answer is no, identify report(s)

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   __ YES  X NO

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                       MID-CENTRAL FINANCIAL CORPORATION
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

   has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 1996             By /s/ Gary W. Sellman

                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)